Exhibit 99.1

NEWS RELEASE

Endeavour Silver Acquires La Bufa Property Adjacent to Existing Endeavour Properties in the Guadalupe y Calvo Gold-Silver District, Chihuahua, Mexico

Vancouver, Canada – August 21, 2014 - Endeavour Silver Corp. (NYSE: EXK; TSX: EDR) announces it has entered into an agreement with Lincoln Mining Corporation to purchase a 100% interest in the La Bufa exploration property located adjacent to Endeavour’s existing exploration properties in the Guadalupe y Calvo gold-silver district, Chihuahua, Mexico.

Endeavour will issue 90,000 common shares in consideration for the purchase on or before September 19, 2014, less that number of shares equal to an amount of US$19,000 plus 5% interest advanced by Endeavour to Lincoln on July 29, 2014.  The agreement is subject to a due diligence period ending September 12, 2014 and the common shares of Endeavour will be subject to a four-month hold period from date of issue.  The property is subject to a 2% net smelter return royalty on mineral production payable to a subsidiary of Almaden Minerals Ltd.

The La Bufa property covers 2,311 hectares over a nine kilometre length along the northwest trending El Rosario vein system which produced approximately 2 million ounces (oz) gold and 28 million oz silver according to Mexican government records.  La Bufa surrounds the El Rosario historic mine owned by Endeavour and is in turn surrounded by additional Endeavour properties totalling 54,872 hectares.

Terry Chandler, Endeavour’s Vice President of Corporate Development, commented, “The acquisition of the La Bufa property completes Endeavour’s consolidation of historic mining properties within the prospective Guadalupe y Calvo gold-silver district.  We can now turn our focus in 2015 to more advanced exploration of this prospective, high grade, gold-silver vein district in order to expand the resources.”

Lincoln has invested over US$5.3 million since 2008 acquiring and exploring the property.  Previous exploration work over the past ten years by Lincoln and others at La Bufa includes 37 drill holes totalling 10,569 metres (m) of core.  Drilling highlights included 4.1 grams per tonne (gpt) gold and 281 gpt silver over a 2.5 m core length (15.4 oz per ton silver equivalent (Ag Eq) over and 8.2 feet (ft)); and 10.7 gpt gold and 516 gpt silver over a 1.5 m core length (33.8 oz per ton Ag Eq over 4.9 ft).  Endeavour cautions that these drill results are historic and have not yet been independently verified by Endeavour.

These drill intersections are located within 400 m of Endeavour’s El Rosario property where Endeavour currently reports indicated resources of 1,861,000 tonnes grading 119 gpt silver and 2.38 gpt gold for 7,147,300 oz of silver and 142,500 oz of gold (15.7 million oz Ag Eq); and inferred resources of 154,000 tonnes grading 94 gpt silver and 2.14 gpt gold for 464,600 oz silver and 10,600 oz gold (1.1 million oz Ag Eq), pursuant to Endeavour’s most recent NI 43-101 report.

Godfrey Walton, M.Sc., P.Geo., and President and COO, is the Qualified Person who reviewed the technical data disclosed herein and approved this news release.

About Endeavour – Endeavour is a mid-tier silver mining company focused on growing production, reserves and resources in Mexico. Since start-up in 2004, Endeavour has posted nine consecutive years of accretive growth of its silver mining operations. Endeavour’s three silver-gold mines in Mexico combined with its strategic acquisition and exploration programs should facilitate Endeavour’s goal to become a premier senior silver producer.

Contact Information - For more information, please contact:
Meghan Brown, Director Investor Relations
Toll free: 1-877-685-9775
Tel: 604-640-4804
Fax: 604-685-9744
Email: mbrown@edrsilver.com
Website: www.edrsilver.com

Cautionary Note Regarding Forward-Looking Statements

This news release contains "forward-looking statements" within the meaning of the United States private securities litigation reform act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include but are not limited to statements regarding Endeavour's anticipated performance in 2014 and the timing and results of exploration drill programs. The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include, among others, changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; the speculative nature of mineral exploration and development, risks in obtaining necessary licenses and permits, and challenges to the Company's title to properties; fluctuations in the prices of commodities and their impact on reserves and resources as well as those factors described in the section "risk factors" contained in the Company's most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company's mining operations, no material adverse change in the market price of commodities, mining operations will operate and the mining products will be completed in accordance with management's expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.